SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29889; 812-13777]

Rio Tinto plc and Rio Tinto Limited; Notice of Application

December 19, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 3(b)(2) and 45(a) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Rio Tinto plc ("RTP") and Rio Tinto Limited ("RTL", together with RTP, "Rio Tinto" or the "Group") seek an order under section 3(b)(2) of the Act declaring Rio Tinto to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Rio Tinto is a leading international mining group. Applicants also seek an order under section 45(a) of the Act granting confidential treatment with respect to certain financial and other information.

Filing Date: The application was filed on May 27, 2010, and amended on December 16, 2010, and July 1, 2011.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 13, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090. Applicants, RTP, 2 Eastbourne Terrace, London W2 6LG, United Kingdom and

RTL, ABN 96 004 458 404, Level 33, 120 Collins Street, Melbourne, Victoria 3000, Australia.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or Jennifer

L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

applicant using the Company name box, at http://www.sec.gov/search/search.htm or calling (202)

551-8090.

Applicants' Representations:

1.   Rio Tinto is an international business involved in each stage of metal and mineral

production including finding, developing, mining and processing natural resources such as

aluminium, copper, coal, iron ore, uranium, gold and industrial minerals. Rio Tinto is a dual-listed

company ("DLC") comprised of two distinct, commonly controlled corporate entities, RTP and

RTL, which operate pursuant to a DLC Sharing Agreement (the "Sharing Agreement").[1] RTP is

a foreign private issuer organized under the laws of England and Wales with ordinary shares listed

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[1]   Applicants identify the following key principles of the DLC structure: (a) RTP and RTL are each
required to have a "special voting share" that enables shareholders of both RTP and RTL to vote
on key decisions on a joint basis; (b) dividends and capital returns are equalized via a "DLC
Dividend Share" so that shareholders of each company are effectively in the same economic
position as if they held shares in a single enterprise; (c) each of RTP and RTL has a separate but
common board of directors, and the directors are authorized to do anything necessary or desirable
to maintain the DLC structure; (d) each of RTP and RTL is subject to local laws and listing
obligations; (e) for the protection of creditors, RTP and RTL have each executed a deed poll
guarantee pursuant to which they each guarantee certain contractual obligations of the other; and
(f) there are protections in the constituent documents of each of RTP and RTL with respect to
potential "change of control" events so that a person could not take over or gain control of one
company without also making an offer for the other company.

on the London Stock Exchange and Euronext and American Depositary Receipts ("ADRs")
traded on the New York Stock Exchange. RTP's ordinary shares and ADRs are registered under
section 12 of the Securities Exchange Act of 1934 ("Exchange Act"). RTL is a foreign private
issuer organized under the laws of Australia with shares listed on the Australian Securities
Exchange and traded on the over-the-counter market in the United States. RTL's shares are also
registered under section 12 of the Exchange Act; it has no ADRs issued or outstanding. RTP
historically held a controlling interest in RTL but no longer beneficially owns (directly or
indirectly) any shares of RTL.

2.   Although RTP and RTL are two distinct corporate entities with separately traded
securities, applicants state that pursuant to the Sharing Agreement, each company is required to
operate, as far as possible, as if the two companies and their respective subsidiaries were a single
enterprise, and holders of RTP and RTL shares have shared rights between them. Applicants
state that the DLC structure places the shareholders of both companies in substantially the same
position as if they held shares in a single enterprise owning the assets of both companies. The
practical effect of the DLC structure has been recognized by Rio Tinto's primary regulators.
RTP and RTL file with the Commission a combined Annual Report on Form 20-F with combined
financial statements which treat RTP and RTL as a single group.

3.   Applicants state that out of an abundance of caution and a concern that RTP, RTL
and/or Rio Tinto could be classified as an "investment company" under section 3(a)(1)(C) of the
Act, Rio Tinto has viewed certain transfers of cash between RTP and RTL as creating "intra-
group receivables" which are treated as either "investment securities" on the balance sheet of the
subsidiary distributing the cash or as "investment income"; this is despite the fact that the cash
being distributed is derived from Rio Tinto's operations and absent the DLC structure would not

raise concerns under the Act. Applicants further state that Rio Tinto currently actively monitors the movement of funds between subsidiaries in order to maintain RTP's and RTL's status under the Act and that such treatment is limiting Rio Tinto's ability to fund its operating activities in a tax- or capital-efficient manner. Applicants state that in order to adequately fund Rio Tinto's operations and successfully compete in the mining industry, Rio Tinto needs the financial flexibility to freely move funds between subsidiaries in the DLC structure and to quickly capitalize on new opportunities as they arise. Although each of Rio Tinto, RTP and RTL believes it is excepted from the definition of "investment company" in section 3(a) of the Act by virtue of section 3(b)(1), each is seeking to reduce any uncertainty about its respective status by having RTP and RTL seek an order of the Commission pursuant to section 3(b)(2) of the Act.

Applicants' Legal Analysis:

1.   Section 3(a)(1)(A) of the Act defines the term "investment company" to include an issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Applicants state that Rio Tinto has not and does not hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities within the meaning of section 3(a)(1)(A) of the Act.

2.   Under section 3(a)(1)(C) of the Act, an issuer is an investment company if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40 percent of the value of the issuer's total assets (exclusive of Government securities

and cash items) on an unconsolidated basis ("asset test").[2] Section 3(a)(2) of the Act defines "investment securities" to include all securities except Government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner which (a) are not investment companies, and (b) are not relying on the exclusions from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Act. Applicants state that as of December 31, 2010, the percentage of RTP's total assets on an unconsolidated basis (exclusive of Government securities and cash items) which were "investment securities" as defined in section 3(a)(2) of the Act was approximately 9.1% and the percentage of RTL's total assets (exclusive of Government securities and cash items) which were "investment securities" was approximately 29.2%. Applicants further state that assuming RTP and RTL are treated as a single company for the purposes of testing under the Act, as of December 31, 2010, the percentage of Rio Tinto's total assets (exclusive of Government securities and cash items) which were "investment securities" on an unconsolidated basis was 1.7%. However, applicants state that if Rio Tinto were to continue to transfer funds among the Group in a tax- and capital efficient manner, and were to continue to treat intra-group receivables arising from such transfers as "investment securities", then either RTP or RTL (and, in effect, Rio Tinto) could run a significant risk of being deemed an "investment company" under the "asset test."

3.   Rule 3a-1 under the Act provides an exemption from the definition of investment company if no more than 45% of a company's total assets consist of, and not more than 45% of its net income over the last four quarters is derived from, securities other than Government securities, securities of majority-owned subsidiaries and primarily controlled companies ("income

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[2]   "Government securities" are defined under section 2(a)(16) of the Act as any securities issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised

test"). These percentages are determined on a consolidated basis with the company's wholly-owned subsidiaries. Applicants state that as of December 31, 2010, the percentage of total assets (exclusive of Government securities and cash items) which were "investment securities" for RTP and RTL was 10.3% and 24.3% of their total assets, respectively, and the total income derived from such "investment securities" ("investment income") for RTP and RTL was 35.5% and 6% of their total income, respectively, as calculated pursuant to rule 3a-1. However, RTP no longer beneficially owns (directly or indirectly) any shares of RTL, and therefore there is no longer a presumption of "control" under section 2(a)(9) of the Act so distributing funds efficiently within the Group could result in a breach of the "income test."

4. Section 3(b)(2) of the Act provides that, notwithstanding section 3(a)(1)(C) of the Act, the Commission may issue an order declaring an issuer to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of businesses. Rio Tinto requests an order under section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore not an investment company as defined in the Act.

5. In determining whether a company is primarily engaged in a non-investment company business under section 3(b)(2), the Commission considers: (a) the issuer's historical development; (b) its public representations of policy; (c) the activities of its officers and directors; (d) the nature of its present assets; and (e) the sources of its present income.[3]

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by and acting as an instrumentality of the United States pursuant to the authority granted by the Congress of the united States, or any certificate of deposit for any of the foregoing.

[3] Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947).

a.   Historical Development. Rio Tinto's predecessor companies, the Rio Tinto Company and The Consolidated Zinc Corporation, were formed in 1873 and 1905, respectively, to mine ancient copper workings and to treat zinc bearing mine waste. The RTZ Corporation ("RTZ") was formed in 1962 by a merger of The Rio Tinto Company and the Consolidated Zinc Corporation. At the same time, CRA Limited ("CRA") was formed by a merger of the Australian interests of The Rio Tinto Company and The Consolidated Zinc Corporation. Between 1962 and 1995, both RTZ and CRA discovered important mineral deposits, developed major mining projects and also grew through acquisitions. RTZ and CRA were unified in 1995 through the DLC structure; RTZ became RTP and CRA became RTL, together known as Rio Tinto. Historically, the vast majority of the revenues of Rio Tinto's predecessor companies have come from their mining and natural resource processing operations.

b.   Public Representations of Policy. Rio Tinto states that it has never represented that it is involved in any business other than the finding, developing, mining and processing of the earth's mineral resources. Rio Tinto asserts that it has consistently stated in its annual reports, press releases, filings with the Commission, marketing materials and website, that it is a diversified mining and exploration company. Rio Tinto states that it generally does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws. Rio Tinto further states that its press releases and other written communications have emphasized operations and it has never emphasized either its "investment income" or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth.

c.   Activities of Officers and Directors. Rio Tinto states that its executive directors and officers spend substantially all of their time directing and managing the diversified mining and related businesses. The Chief Financial Officer of Rio Tinto spends approximately 5% or less of his time overseeing cash management and investment (or "treasury") activities, and spends the vast majority of his remaining time advising the Chief Executive Officer and Rio Tinto's boards on strategic initiatives and transactions, overseeing economic analysis and forecasting and financial reporting activities, and overseeing Rio Tinto's taxation policies and meeting with investors. Apart from the Chief Financial Officer, the directors and other officers have little involvement in treasury activities. Applicants state that, as of December 31, 2010, Rio Tinto employed approximately 77,000 people on a global basis, with approximately 73,000 focused on Rio Tinto's operations; approximately 3,700 employees are focused on business support functions, of which fewer than 50 spend any appreciable amount of their time on cash management and treasury policies.

   d. Nature of Assets. Applicants state that Rio Tinto is an international mining group, and its assets are mainly goodwill and fixed, tangible assets used in its operations. Rio Tinto states that the value of its "investment securities" (as defined in section 3(a)(2) of the Act), including intra-group receivables, was approximately 1.7% of its total assets (exclusive of Government securities and cash items) in accordance with rule 3a-1, and the corresponding values for RTP and RTL were 10.3% and 24.3%, respectively, when calculated pursuant to rule 3a-1. Excluding intra-group receivables from the calculations under rule 3a-1, the percentage of total assets (exclusive of Government securities and cash items) that would be considered "investment securities" as of December 31, 2010, for RTP and RTL would have been 1.6% and 1.1%, respectively.

   e. Sources of Income and Revenue. Applicants state that both RTP and RTL currently satisfy the income test under rule 3a-1. For the year ended December 31, 2010, Rio

Tinto had net income from continuing operations of US$15,281 million, of which approximately 1.1% was "investment income". The corresponding values for RTP and RTL were 35.5% and 6%, respectively. Applicants state that in the future, Rio Tinto expects substantially all of its revenues to come from its mining and related operations.

6.   RTP and RTL thus assert that Rio Tinto satisfies the standards for an order under section 3(b)(2) of the Act.

Section 45(a) of the Act

1.   Section 45(a) of the Act provides that information contained in any application filed with the Commission under the Act shall be made available to the public, unless the Commission finds that public disclosure is neither necessary nor appropriate in the public interest or for the protection of investors. Applicants request an order pursuant to section 45(a) of the Act granting confidential treatment to certain financial and other information set forth in Exhibit D.

2.   Applicants state that Exhibit D contains detailed financial and other information that Rio Tinto does not otherwise disclose. Applicants state that the application provides a description of the nature of Rio Tinto's assets and the sources of its income, and that the publicly available financial data and other information in the application is sufficient to fully apprise any interested member of the public of the basis for the requested relief.

3.   Applicants believe that public disclosure of this information about Rio Tinto would cause substantial harm to its competitive and negotiating positions as it would provide competitors and financial counterparties with insight into the assets, liabilities and income of Rio Tinto and its subsidiaries which they would not otherwise have. For these reasons, applicants

believe that public disclosure of the information in Exhibit D is neither necessary nor appropriate in the public interest or for the protection of investors.

Applicants' Conditions:

Applicants agree that any order granted pursuant to the application will be subject to the following conditions:

1.   Rio Tinto (consisting of RTP and RTL) continues to constitute a DLC.

2.   None of RTP, RTL or Rio Tinto will hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities.

3.   Rio Tinto (consisting of RTP and RTL) continues to allocate and utilize their accumulated cash and investment securities primarily for bona-fide business purposes arising out of the finding, developing, mining and processing of mineral resources.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary